Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of Digital Brands Group, Inc. (the “Company”) on Form S-1, of our report dated April 12, 2021, except for the effects of the reverse stock split discussed in Note 14  as to which the date is May 12, 2021, which includes an explanatory paragraph as to the substantial doubt about the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Digital Brands Group, Inc. as of and for the years ended December 31, 2020 and 2019, appearing in the Registration Statement on Form S-1, as amended and filed (File No. 333-255193) with the Securities and Exchange Commission. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ dbbmckennon
Newport Beach, California
May 14, 2021